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X 4/29

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65384

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/04 (MM/DD/YY) AND ENDING 3/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shinko Securities (U.S.A.) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 East 40th Street, 20th Floor
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Shinobu Sonoda (212) 213 3168 X100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 17 2005
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 15 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Masato Takano / Shinobu Sonoda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shinko Securities (U.S.A.) Inc., as of March 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEX KARPINSKI
Notary Public, State of New York
No 01KA4526180
Qualified in New York County
Commission Expires May 31, 2006

Signature

CEO / RFP

Title

State of New York
County of New York
Subscribed and sworn (affirmed)
before me this 4 day of APR 2005

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Shinko Securities (U.S.A.) Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Shinko Securities (U.S.A.) Inc. (the "Company") for the year ending March 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11);

2. Determining compliance with the exemptive provisions of Rule 15c3-3; and

3. Making quarterly securities examinations, counts, verifications, and comparisons and in the recordation of differences required by Rule 17a-13.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Stockholder, management, the SEC, the National Association of Securities Dealers Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

April 7, 2005

Shinko Securities (U.S.A.) Inc.

Statement of Financial Condition
March 31, 2005


SEC MAIL PROCESSING
RECEIVED
APR 15 2005
WASH. D.C.
202
SECTION

Shinko Securities (U.S.A.) Inc.
Index
March 31, 2005



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Shinko Securities (U.S.A.) Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Shinko Securities (U.S.A.) Inc. (the "Company") at March 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 7, 2005

Shinko Securities (U.S.A.) Inc.
Statement of Financial Condition
March 31, 2005

Assets	
Cash and cash equivalents	$ 2,254,620
Receivable from clearing broker	381,298
Investments, at market value	3,983,354
Due from affiliate	58,693
Furniture and fixtures, equipment and leasehold improvements, net of accumulated depreciation and amortization of $56,138	39,070
Deferred tax asset	52,961
Accounts receivable and prepaid expenses	31,494
Prepaid taxes	185,732
Security deposit	17,583
Total assets	$ 7,004,805
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 38,762
Total liabilities	38,762
Stockholder's equity	
Common stock, $10,000 par value, 500 shares issued, 3,000 shares authorized	5,000,000
Retained earnings	1,966,043
Total stockholder's equity	6,966,043
Total liabilities and stockholder's equity	$ 7,004,805

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Shinko Securities (U.S.A.) Inc. (the "Company") was incorporated on April 16, 2002. The Company was registered with the Securities and Exchange Commission as a broker-dealer in securities and became a member of the National Association of Securities Dealers, Inc. on November 25, 2002. The Company engages primarily in brokerage services with respect to U.S. and non-U.S. securities. The Company is a wholly owned subsidiary of Shinko Securities Holdings, Inc. (the "Parent").

The Company executes and clears all foreign securities through Shinko Securities Co., Ltd. (the "Affiliate") on a delivery versus payment basis. The only customer of the Company for domestic securities is the Affiliate. The Company executes and clears all U.S. securities transactions on a fully disclosed basis through Jefferies and Company, Inc. The Company does business with institutional customers in the United States, United Kingdom, Hong Kong and other countries.

2. Significant Accounting Policies

Cash and cash equivalents consist of cash funds and financial investments which are readily convertible into cash and have a maturity date of three months or less. The Company has no cash equivalents at March 31, 2005.

The Company records all securities transactions, including commissions and related expenses, on a settlement-date basis. Recording such transactions on a trade-date basis would not result in a material difference to the financial statements.

Depreciation is provided on a straight-line basis using estimated useful lives of the related assets, generally three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The Company's functional currency is the United States dollar. Commissions for foreign securities that are denominated in Japanese Yen are translated into U.S. dollars on a monthly basis.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes*. Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount in the consolidated financial statements. Deferred tax balances are determined by applying the enacted tax rates.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital.

The Company has elected the alternative method permitted by Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined.

As of March 31, 2005, the Company had net capital of $4,580,510 as compared with the required minimum net capital of $250,000.

The Company clears all transactions with and for customers through the Affiliate and a U.S. broker and claims exemption under sections (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

4. Income Taxes

The Company's deferred tax asset primarily represent various start-up expenditure and organizational costs capitalized for tax purposes.

5. Equipment and Leasehold Improvements

The Company had the following equipment, leasehold improvements and related accumulated depreciation and amortization at March 31, 2005:

	Historical Cost
Office equipment	$ 67,797
Leasehold improvements	27,411
	95,208
Less: Accumulated depreciation and amortization	56,138
Net equipment and leasehold improvements	$ 39,070

6. Investments

Investments are comprised of:

U.S. Treasury securities	$ 3,983,354
	$ 3,983,354

7. Commitments and Contingencies

The Company leases office space under an operating lease expiring on July 31, 2007. The lease has provisions for escalation. Aggregate minimum future annual rental commitments under the lease agreement are as follows:

Year ending March 31	
2006	$ 102,060
2007	104,901
2008	35,286
	$ 242,247

8. Financial Instruments with Off-Balance Sheet Risk

The Company is engaged in various brokerage activities. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions.

The Company clears all domestic securities transactions through a clearing broker (Jefferies and Company, Inc.) on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At March 31, 2005, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparty if it does not perform under its contractual obligations.

Receivable from clearing broker represents cash balances on deposit with and commissions receivable from the Company's clearing broker. In addition, the clearing broker holds the Company's investments. The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. The carrying value approximates the fair value as the balance is short-term and interest bearing. The Company monitors the credit standing of the clearing broker.

9. Related Party Transactions

The Company has cash of $2,016,554 on deposit with a related party.